Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Clariant Ltd

Subject Company: Huntsman Corporation

Commission File Number: 001-32427

Creating a Global Specialty Chemical Leader First Merger Update July 27, 2017

General Disclosure Cautionary Statement Regarding Forward-Looking Statements This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Clariant Ltd (“Clariant”) and Huntsman Corporation (“Huntsman”) have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements about the anticipated benefits of the contemplated transaction, including future financial and operating results and expected synergies and cost savings related to the contemplated transaction, the plans, objectives, expectations and intentions of Clariant, Huntsman or the combined company, the expected timing of the completion of the contemplated transaction and information relating to the proposed initial public offering of ordinary shares of Venator Materials PLC. Such statements are based on the current expectations of the management of Clariant or Huntsman, as applicable, are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Neither Clariant nor Huntsman, nor any of their respective directors, executive officers or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the contemplated transaction; uncertainties as to the approval of Huntsman’s stockholders and Clariant’s shareholders required in connection with the contemplated transaction; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval; the effects of disruption caused by the announcement of the contemplated transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the contemplated transaction may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; ability to refinance existing indebtedness of Clariant or Huntsman in connection with the contemplated transaction; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transaction; transaction costs; actual or contingent liabilities; disruptions to the financial or capital markets, including with respect to the initial public offering of ordinary shares by Venator Materials PLC or financing activities related to the contemplated transaction; and other risks and uncertainties discussed in Huntsman’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” sections of Huntsman’s annual report on Form 10-K for the fiscal year ended December 31, 2016 and the quarterly report on Form 10-Q for the six month period ended June 30, 2017. You can obtain copies of Huntsman’s filings with the SEC for free at the SEC’s website (www.sec.gov). Forward-looking statements included herein are made only as of the date hereof and neither Clariant nor Huntsman undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

General Disclosure (Cont’d) Important Additional Information and Where to Find It NO OFFER OR SOLICITATION This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC In connection with the contemplated transaction, Clariant intends to file a registration statement on Form F-4 with the SEC that will include the Proxy Statement/Prospectus of Huntsman. The Proxy Statement/Prospectus will also be sent or given to Huntsman stockholders and will contain important information about the contemplated transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CLARIANT, HUNTSMAN, THE CONTEMPLATED TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Clariant and Huntsman through the website maintained by the SEC at www.sec.gov. PARTICIPANTS IN THE SOLICITATION Huntsman and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Huntsman investors and shareholders in connection with the contemplated transaction. Information about Huntsman’s directors and executive officers is set forth in its proxy statement for its 2017 Annual Meeting of Stockholders and its annual report on Form 10-K for the fiscal year ended December 31, 2016. These documents may be obtained for free at the SEC’s website at www.sec.gov. Additional information regarding the interests of participants in the solicitation of proxies in connection with the contemplated transactions will be included in the Proxy Statement/ Prospectus that Huntsman intends to file with the SEC.

HUNTSMAN CLARIANT

Merger Creates Substantial Long-Term Value

Strategic rationale	

	• Highly complementary product portfolios creating production set up and supply chain benefit opportunities in specific overlapping businesses. Performance Products / Care Chemicals / Natural Resources represent approx. 35% of overall sales
	  • Meaningful opportunities for growth including cross-selling potential and new product applications
	  • Complementary asset and geographic fit provides significant commercial opportunities and more global reach within established routes to market
	  • Continuing to move downstream into specialties and more differentiated applications while taking advantage of a broad asset base
	• Two strong specialty chemicals businesses with similar EBITDA margins at 17.2% including synergies when combined
	• Unique opportunity by combining the best of two cultures – Huntsman's entrepreneurship and efficiency and Clariant's innovation and business excellence

Strategic rationale

- Highly complementary product portfolios creating production set up and supply chain benefit opportunities in specific overlapping businesses. Performance Products / Care Chemicals / Natural Resources represent approx. 35% of overall sales
  - Meaningful opportunities for growth including cross-selling potential and new product applications
  - Complementary asset and geographic fit provides significant commercial opportunities and more global reach within established routes to market
  - Continuing to move downstream into specialties and more differentiated applications while taking advantage of a broad asset base
- Two strong specialty chemicals businesses with similar EBITDA margins at 17.2% including synergies when combined
- Unique opportunity by combining the best of two cultures – Huntsman's entrepreneurship and efficiency and Clariant's innovation and business excellence

Financial rationale

- High confidence in meeting synergy target in excess of $400m + $25m tax savings
- Additional organic sales revenues of ~2% p.a. at ~ 20% EBITDA margin from complementary product portfolios in Performance Products / Care Chemicals / Natural Resources
- Stronger balance sheet with pro forma leverage of under 1.5x, consistent higher cash flow, and lower financing costs
- More capital for organic growth, value creating add-on acquisitions and capital return

4

HUNTSMAN CLARIANT

Strategic Direction for Near- and Long-Term Value Creation

Focus on higher growth & profitability specialty chemicals businesses	▪ Clear joint understanding of the combined company's future core segments in higher growth and higher margin businesses ▪ Significant strategic flexibility to be utilized, including add-on acquisitions and divestments ▪ Joint strategic direction for near- and long-term value creation
Expansion of existing strong downstream presence	▪ Formulation- and application-based segment niches as target areas for expansion ▪ High-end composites (Advanced Materials), bespoke PU systems, customer oriented and co-developed products (OMS, Care Chemicals, Catalysts)
Reaping benefits of complementary supply chain and complementary market reach	▪ Leveraging complementary production set up and supply chain benefit in Care Chemicals, Performance Products and Natural Resources (approx. 35% of HC combined sales) with a comprehensive surfactants portfolio in high-end niche markets globally ▪ Existing presence in building blocks (MDI, EO, PO) to be fully leveraged in surfactants and PU systems ▪ Common application of complementary R&D and technological expertise
Additional 2% revenue growth p.a. at 20% EBITDA margin	▪ Leverage complementary asset and sales force footprint allowing cross-selling across the globe (e.g. for CLN in the U.S. and for HUN in LatAm) ▪ Fuel regional growth – e.g. China with a ~3,000 employee strong domestic market presence ▪ Cross-fertilization of complementary innovation and application technology capabilities translate into application platform advantages across Care Chemicals, Performance Products & Natural Resources & Additives - Downstream application in Care Chemicals - Additives technology for Advanced Materials and PU - Polyol chemistry for PU and Amine technology for Mining

5

HUNTSMAN CLARIANT

Alignment on HuntsmanClariant Portfolio Management Principles and Capital Allocation Plans

Portfolio Management Principles

1. Direct majority of investments to growth areas & growth regions
2. Expand the existing downstream presence, and further advance the current integration into key building blocks such as MDI systems, liquid epoxy, amines, EO, OMS
3. Simplify portfolio and reduce complexity

Capital Allocation Hierarchy

1. Organic investments according to differentiate steering
2. Recurring dividends

Subject to appropriate leverage:

1. Add-on acquisitions
2. Further capital return

Combined PF 2016 sales breakdown

Managed for Growth and Margins

- Catalysts
- Advanced Materials
- Performance Products / Care Chemicals
- Polyurethanes
- Natural Resources

Managed for Cash and Turnaround

- Plastics & Coatings
- Textile Effects



6

HUNTSMAN CLARIANT

Merger Implementation Update – according to plan

Progress

- ✓ Integration teams established, cost synergy targets of in excess of $400m plus $25m of tax savings confirmed and additional revenue synergies revealed
  - Daily interaction - 13 primary work streams, 35 different working teams, 100+ individuals dedicated to optimizing synergy implementation plans following merger completion and over-achievement; good cultural fit and working spirit
- ✓ Key antitrust regulatory filings submitted, including in the US, EU (preliminary filing) and China. No regulatory roadblocks expected to closing the deal
- ✓ Preliminary CFIUS filing submitted
- ✓ Venator standalone debt financing of $750m secured; IPO roadshow now underway; targeting a completion mid-summer
  - Provides significant de-leveraging of HuntsmanClariant balance sheet – no proceeds to Venator itself

Targeting a December/January closing

Timeline


Merger Agreement Signing & Announcement
Antitrust Filing and Regulatory Review
SIX Prospectus / Listing and Review Period
Shareholders' Meetings
May
June
July
August
September
October
November
December
January
Initial Venator S-1 Filing
Expected Venator IPO
SEC F-4 Filing / NYSE Listing and Approval Procedure
Targeted Closing